FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are the third quarter financial results for the fiscal year 2007 and management’s discussion and analysis of financial position and performance operating and financial review and prospects for the third quarter of fiscal year 2007.  The information contained in this filing is hereby incorporated by reference in the Company's registration statement filed on Form F-3 on August 1, 2005 (File No. 333-127086).
.

                                                       Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND PERFORMANCE OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our financial condition and results of operations for the third quarters of 2007 and 2006 and the 9 month periods ended September 30, 2007 and 2006. You should read this section together with the condensed financial information for the periods mentioned above.

We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil.  As of September 30, 2007, our fleet size was 20 vessels (including 11 vessels sold and leased back), consisting of 8 double-hull Handymax tankers and 12 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.2 million dwt as compared to 27 vessels or 2.6 million dwt on September 30, 2006.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions on gross charter rates. We are also responsible for the vessel's intermediate and special survey costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our charter rate return criteria.

Operating Results

For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE1, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and presents a more accurate representation of the revenues generated by our vessels.

1 Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as third party charter commissions.

We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the relevant total expense category by the aggregate number of calendar days that we owned each tanker for the period.

The following table reflects calculation of the TCE (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

	Three months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007
Dollars in thousands
Voyage revenues	$70,646	$51,193	$242,249	$200,470
Less Voyage expenses	(12,314)	(14,841)	(42,374)	(44,485)
Time charter equivalent revenue	$58,332	$36,352	$199,875	$155,985
Total voyage days	2,067	1,618	6,538	5,562
Average Daily Time Charter Equivalent	$28,221	$22,467	$30,571	$28,045

We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.

We have historically accounted for drydocking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 we intend to change our accounting policy for PMMA from the deferral method, under which we amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which we will expense all drydocking costs as incurred. We believe the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to drydocking qualify as PMMA under the deferral method.  We will reflect this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle will be presented retrospectively to all periods presented in future earnings releases and filings. When the accounting principle is retrospectively applied, net income for the year ended December 31, 2006 and the nine month period ended September 30, 2007 will decrease by approximately $26.1 million and $0.07 million, or $0.86 per share and $0.01 per share, respectively.

During the first nine months of 2006, we sold and leased back 4 double-hull Handymax, 4 double-hull Suezmax and 5 double-hull Suezmax tankers for a period of 5 years, 5 years and 7 years, respectively.

The charter back agreements are accounted for as operating leases and the gains on each sale were deferred and are being amortized to income over the lease periods; lease payments relating to the bareboat charters of the vessels are separately reflected as charter hire expense in the consolidated statements of income. According to the terms of the 2006 sale and leaseback transactions, 10% of the gross aggregate sales price, $55.0 million, has been withheld by the purchaser and will be paid to us not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier. Following the re-acquisition of the four vessels discussed below, 10% of the unpaid sales price related to these four vessels of $20.6 million, was used to partially finance the re-acquisition. Consequently the amount that is currently withheld by the purchaser is $ 34.4 million. We recognized this receivable from the purchaser at a discounted amount upon the sale of the vessels, classified as a non-current asset, and will accrete the balance of the receivable to the full $34.4 million, through deferred gain on sale and leaseback of vessels over the period of the bareboat charter or upon the resale of the vessels by the purchaser, if earlier. The purpose of the 10% purchase price hold-back, is to serve as security for the due and punctual performance and observance of all the terms and conditions from our behalf under the vessel charter back agreements.

The purpose of the sale and leaseback transactions that were completed in 2006 was to take advantage of the high asset price environment prevailing in the market at the time while maintaining commercial and operational control of the vessels for a period of five to seven years. The majority of the net proceeds of the transaction, after debt repayment, were distributed as a special dividend of $7.50 per share to the Company’s shareholders.

Fleet Profile

As of September 30, 2007, the Company’s fleet size was 20 vessels, or 2.2 million dwt (including 11 vessels sold and leased back for a period of 5 to 7 years) as compared to 27 vessels, or 2.6 million dwt on September 30, 2006.

In April 2007, the Company sold the Suezmax tanker M/T Errorless for $52.5 million, resulting in a gain of approximately $2.0 million, which was recognized in the second quarter of 2007. The vessel was delivered to its new owners on April 30, 2007.

In April and July 2007, the Handymax tankers M/T Invincible, M/T Victorious and M/T Restless, which we were leasing under the 2005 sales and leaseback transaction, were sold by their owners to third parties. Following these sales, we terminated our bareboat agreements for these vessels. The termination of the bareboat charters became effective upon the vessels’ delivery to their new owners, on July 11, 2007, August 27, 2007 and September 17, 2007, respectively. The unamortized deferred gain as of that date of $8.0 million was recorded in full in the third quarter of 2007.

In May 2007, we re-acquired four Suezmax tankers previously sold under the sale and leasedback transaction, to which we will refer as the Repurchased Vessels, and terminated their respective operating leases. The four Suezmax tankers are Limitless (DWT 136,055 built 1993), Endless (DWT 135,915 built 1992), Noiseless (DWT 149,554 built 1992) and Stainless (DWT 149,599 built 1992). The re-acquisition price was $208.0 million and was financed by secured bank debt of $147.5 million, the early redemption of the seller’s credit of $20.6 million and with existing cash balances. The purpose of the repurchase was to improve the daily breakeven rates of our Suezmax fleet and to increase our owned fleet from five to nine vessels.

In July 2007, the Company entered into agreements to acquire three drybulk vessels from unrelated third parties as follows: (i) a 2002 built super Handymax, or Supramax, vessel of 51,200 dwt, built in China, which will be chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis; (ii) a 1995 built panamax vessel of 73,506 dwt, built in South Korea, which will be time-chartered for a period of 24-26 months at a daily net rate of $29,700; and (iii) a 2000 built Handymax vessel of 45,526 dwt, built in Philippines, which will be time-chartered for a period of 14-16 months at a daily net rate of $22,000. The vessels are scheduled to be delivered between November 2007 and January 2008. The aggregate purchase price of the vessels is $148.1 million, of which we paid a total deposit of $14.7 million. We intend to finance the acquisition through new secured loan facilities, working capital, and the proceeds from future capital raisings.  On November 12, 2007, the panamax vessel discussed above was delivered to the Company.

In August 2007, we entered into agreements to acquire another three drybulk vessels from unrelated third parties as follows: (i) one 2001 built panamax vessel of 75,928 dwt, built in Japan, (ii) one 2000 built panamax vessel of 75,933 dwt, built in Japan and (iii) one 2000 built panamax vessel of 75,681 dwt, built in Japan. The vessels are scheduled to be delivered between November 2007 and March 2008 and to enter into spot market trading. The aggregate purchase price of the vessels is $222.0 million, of which we paid a total deposit of $22.2 million. We intend to finance the acquisition through new secured loan facilities, working capital, and the proceeds from future capital raisings.

The following key indicators serve to highlight changes in the financial performance of the Company’s fleet during the third quarters of 2006 and 2007 and the nine month periods ended September 30, 2006 and 2007:

	Suezmax Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007		Change
Total available ship days	1,196	1,104	-7.7%	3,549	3,396		-4.3%
Total operating days	854	856	0.2%	2,858	2,956		3.4%
Utilization	71.4%	77.5%	8.6%	80.5%	87.0%		8.1%
TCE per ship per day under spot voyage charter	39,378	17,983	-54.3%	48,258	34,585		-28.3%
TCE per ship per day under time charter	38,387	35,263	-8.1%	36,634	35,405		-3.4%
Average TCE	38,998	25,815	-33.8%	43,731	34,894		-20.2%
Other vessel operating expenses per ship per day	7,637	9,417	23.3%	7,569	8,663	*	14.4%

	Handymax Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	1,288	883	-31.4%	3,822	2,874	-24.8%
Total operating days	1,213	762	-37.2%	3,680	2,606	-29.2%
Utilization	94.2%	86.3%	-8.4%	96.3%	90.7%	-5.8%
TCE per ship per day under spot voyage charter	-	-	-	-	-	-
TCE per ship per day under time charter	20,633	18,706	-9.3%	20,351	20,276	-0.4%
Average TCE	20,633	18,706	-9.3%	20,351	20,276	-0.4%
Other vessel operating expenses per ship per day	6,290	7,524	19.6%	5,840	6,733	15.3%

	Total Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007		Change
Total available ship days	2,484	1,987	-20.0%	7,371	6,270		-14.9%
Total operating days	2,067	1,618	-21.7%	6,538	5,562		-14.9%
Utilization	83.2%	81.4%	-2.1%	88.7%	88.7%		0.0%
TCE per ship per day under spot voyage charter	39,378	17,983	-54.3%	48,258	34,585		-28.3%
TCE per ship per day under time charter	24,412	24,292	-0.5%	24,132	24,803		2.8%
Average TCE	28,221	22,467	-20.4%	30,571	28,045		-8.3%
Other vessel operating expenses per ship per day	6,939	8,587	23.8%	6,673	7,782	*	16.6%
General and administrative expenses per ship per day**	2,390	2,839	18.8%	2,459	2,620		6.5%

* The daily Other vessel operating expenses for the Suezmax Fleet and Total Fleet include approximately $124 and $67, respectively for the ballast tank cleaning process of the M/T Faultless, that are not expected to be covered by the insurance underwriters.

** The daily General and Administrative expenses include approximately $705 and $249 for the three-month period and $834 and $201 for the nine-month period ended September 30, 2006 and 2007, respectively, of non-cash restricted stock expense, general compensation provision, specific legal fees and depreciation for other fixed assets.

Fleet Deployment:

During the first nine months of 2007, the Company had approximately 67% of the fleet’s operating days on long-term employment contracts. As of September 30, 2007, ten of the Company’s 20 tankers were on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements.

The Company has secured approximately 63% of the estimated operating days for its tanker and dry bulk fleet for 2008 under time charter contracts.

Suezmax Fleet:

During the third quarter of 2007, seven of the Company’s Suezmax tankers operated in the spot market, earning on average $17,983 per vessel per day on a time charter equivalent (TCE) basis.

During the third quarter of 2007, five of the Company’s Suezmax tankers operated under time charter contracts, earning on average $35,263 per vessel per day on a time charter equivalent (TCE) basis.

Handymax Fleet:

All of the Company’s Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the third quarter of 2007, including the profit-sharing allocated to the Company the Handymax fleet earned on average $18,706 per vessel per day on a time charter equivalent (TCE) basis.

The following table presents the Company’s current fleet list and employment:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2007)	Daily Charter Hire Expense
12 Suezmax Tankers
TimelessC	154,970	1991	Spot				$25,000
FlawlessC	154,970	1991	Spot				$25,000
StoplessC	154,970	1991	Time Charter	Q3/2008	$35,000	50% thereafter	$25,000
PricelessC	154,970	1991	Spot				$25,000
FaultlessD	154,970	1992	Spot				$23,450
NoiselessF	149,554	1992	Time Charter	Q2/2010	$36,000 [1]	None
StainlessF	149,599	1992	Time Charter	Q3/2008 A	$44,500	None
EndlessF	135,915	1992	Time Charter	Q4/2008 E	$36,500	None
LimitlessF	136,055	1993	Spot
StormlessF	150,038	1993	Time Charter	Q4/2009	$36,900	None
Ellen PF.	146,286	1996	Spot
EdgelessF	147,048	1994	Spot

8 Handymax Tankers
SovereignB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,600
RelentlessB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,500
VanguardC	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
SpotlessC	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
DoubtlessC	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
FaithfulC	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter	$13,200
DauntlessF	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PF.	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter

Total Tanker DWT	2,163,001

A. Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C. Vessels sold and leased back in March 2006 for a period of 5 years
D. Vessel sold and leased back in April 2006 for a period of 7 years
E. Charterers have option to extend contract for an additional four-year period
F. Owned vessels

1. Base rate will change to $35,000 in Q2 2008 until expiration.

The following table presents information about the drybulk vessels, which are scheduled to be delivered to us between November 2007 and March 2008:

	Dwt	Year Built	Charter Type	Expiry	Net Daily Base Rate	Profit Sharing Above Base Rate (2007)
Drybulk Vessel #1	51,200	2002	Bareboat Charter	May 1st or June 30th 2009, at charterer's option	$25,650	None
Drybulk Vessel #2	73,506	1995	Time Charter	24-26 months from delivery, at charterer's option	$29,700	None
Drybulk Vessel #3	45,526	2000	Time Charter	14-16 months at charterer's option	$22,000	None
Drybulk Vessel #4	75,928	2001	Spot
Drybulk Vessel #5	75,933	2000	Spot
Drybulk Vessel #6	75,681	2000	Spot
Total Drybulk DWT	397,774

Liquidity and Capital Resources

As of September 30, 2007, TOP Tankers had total indebtedness under senior secured credit facilities of $338.6 million with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), and DVB Bank (“DVB”) maturing in 2015, 2013 and 2012 respectively.

As of September 30, 2007, the Company has three interest rate swap agreements with RBS for the amounts of $30.1 million, $10.0 million and $10.0 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the amount of $38.3 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the amounts of $50.0 million and $10.0 million for a period of seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.45% and 4.76%, respectively. The above swaps of $10.0 million, $10.0 million, $50.0 million and $10.0 million, include steepening terms based on the 2 and 10 year swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

On September 30, 2007, the Company’s ratio of indebtedness to total capital was approximately 60.8%.

In the second and third quarter of 2007, the Company issued 4.3 million shares of common stock, at par value of $ 0.01. The net proceeds to the Company totaled $29.4 million. These securities were sold by the Company's sales agent, Deutsche Bank Securities Inc., through a combination of at-the-market sales and negotiated transactions.

In November 2007, the Company entered into an interest rate derivative product.  Under this agreement, the Company has received an upfront payment of $8,500 and will pay five annual interest payments on a notional amount of $85,000.  Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments will have a minimum floor at 0.00% and a cap at 7.50%.

In October 2007, the Company entered into an interest rate swap restructuring.  Under this agreement the Company entered into an overlay swap effectively reversing an earlier swap entered into by the Company, and entered into a new swap, in direct continuation.  Under the terms of the new swap, the Company will pay an initial fixed interest rate of 4.45% and will receive a fixed interest rate of 5.25% for a notional amount of $50,000 and for a period of six years.   The interest rate that the Company will pay thereafter is subject to the difference between the 10-year swap rate and the 2-year swap rate, as well as the level of the six-months USD LIBOR.  The interest rate that the Company will pay is capped at 9.00%.

Three months ended September 30, 2007 compared to the three months ended September 30, 2006

VOYAGE REVENUES--Voyage revenues decreased by $19.4 million, or 27.5%, to $51.2 million for the third quarter of 2007 compared to $70.6 million in the respective period in 2006. This is due to the decrease in the average TCE rate by 20.4% or $22,467 from $28,221 for the respective period in 2006 and the decrease in voyage days by 21.7% to 1,618 in the third quarter of 2007 from 2,067 in the respective period of 2006.

VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased by $2.5 million, or 20.3%, to $14.8 million for the third quarter of 2007 compared to $12.3 million for the respective period in 2006. While the number of spot days was lower by 11.0% to 468 during the third quarter of 2007 from 526 during the third quarter of 2006, voyage expenses of the third quarter of 2007 were also hit by a significant increase in bunker costs and an increase in canal passes.

NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $21.9 million, or 37.6%, to $36.4 million for the third quarter of 2007 compared to $58.3 million the third quarter of the prior year. This is due to the decrease in the average TCE rate by 20.4% or $22,467 from $28,221 for the respective period in 2006 and the decrease in voyage days by 21.7% to 1,618 in the third quarter of 2007 from 2,067 in the respective period of 2006. Additionally, voyage expenses during the third quarter of 2007 were higher due to a significant increase in bunker costs and canal passes.

	Three months ended September 30,
	2006	2007
Dollars in thousands
Voyage revenues	$70,646	$51,193
Less Voyage expenses	(12,314)	(14,841)

Net voyage revenues	$58,332	$36,352

The following provides a further analysis of our net voyage revenues for the third quarter of 2007 as compared to the respective period of the prior year:

Spot Charter Revenues:
•
Our tankers operated an aggregate of 468 days, or 28.9%, in the spot market during the third quarter of 2007, compared to 526 days, or 25.5%, in the spot market during the respective period of the prior year.

•	The average daily spot rate was $17,983 for the third quarter of 2007 compared to an average daily spot rate of $39,378 for the respective period in 2006.

•
Net voyage revenues from our vessels’ spot trading decreased by 59.4% to $8.4 million, compared to $20.7 million in 2006. Spot market revenues were 23.2% of net voyage revenues in the third quarter of 2007, compared to 35.5% of net voyage revenue generated in the spot market during the respective period of the prior year.

Time Charter Revenues:
•
Our tankers operated an aggregate of 1,150 days, or 71.1%, on time charter contracts during the third quarter of 2007, compared to 1,541 days, or 74.5%, on time charter contracts during the respective period of the prior year.

•	The average daily time charter rate was $24,292 for the third quarter of 2007 compared to average daily time charter rate of $24,412 for the respective period in the prior year.

•
Revenues from our time charter contracts decreased by 25.8% for the third quarter of 2007 to $27.9 million, compared to $37.6 million in the respective period of 2006. Time charter revenues were 76.8%, of net voyage revenues in the third quarter of 2007, compared to 64.5% during the respective period of 2006.

CHARTER HIRE EXPENSE--Charter hire expense, which refers to lease payments for the vessels sold and leased back, which are treated as operating leases, decreased by $10.1 million, or 33.9%, to $19.7 million for the third quarter of 2007 compared to $29.8 million for the respective period of the prior year. This decrease is due to the repurchase of the Repurchased Vessels. This transaction took place in May 2007.

AMORTIZATION OF DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS--Amortization of deferred gain on sale and leaseback of vessels increased by $7.2 million, or 300.0%, to $9.6 million for the third quarter of 2007 compared to $2.4 million for the respective period in 2006. This increase is due to the sale of the vessels M/T Invincible, M/T Victorious and M/T Restless by their owners in the third quarter of 2007, which resulted in the termination of the bareboat charters with us and the recognition of their unamortized deferred gain of $8.0 million.

OTHER VESSEL OPERATING EXPENSES--Other vessel operating expenses, which include crew costs, insurance, repairs and maintenance, spares, consumable stores and taxes decreased by $0.1 million, or 0.6%, to $17.1 million for the third quarter of 2007 compared to $17.2 million for the respective period of the prior year. The decrease is due to the decrease in the average number of vessels by 20.0% to 21.6 during the third quarter of 2007 from 27.0 in the respective period in 2006.

DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers and amortization of dry dockings, increased by $5.1 million, or 50.0%, to $15.3 million for the third quarter of 2007 compared to $10.2 million for the respective period in the prior year. Specifically, vessels depreciation expense increased by 19.1% as a result of the repurchase of the Repurchased Vessels in May 2007. Additionally, amortization of dry dockings increased by 111.8% due to the sale of the vessels M/T Victorious and M/T Restless in the third quarter of 2007 and the corresponding recognition of their unamortized dry docking costs of $ 3.3 million.

	Three months ended September 30,
	2006	2007
Dollars in thousands
Vessels depreciation expense	$6,817	$8,065
Amortization of dry dockings	3,389	7,221

	$10,206	$15,286

GENERAL AND ADMINISTRATIVE EXPENSES-- General and administrative expenses, which include all of our onshore expenses and sub-managers’ fees, decreased by $0.3 million, or 5.1%, to $5.6 million for the third quarter of 2007 compared to $5.9 million for the respective period in the prior year.

FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $0.06 million foreign currency gain in the third quarter of 2007 compared to a loss of $0.03 million for the respective period in the prior year.

OPERATING LOSS--Operating loss increased by $9.2 million, or 368.0%, to $11.7 million for the third quarter of 2007 compared to an operating loss of $2.5 million for the respective period in 2006. This increase is mainly due to:

1.
The decrease in net voyage revenues by $21.9 million, or 37.6%, to $36.4 million for the third quarter of 2007 compared to $58.3 million the third quarter of the prior year due to the decrease in the average TCE rate by 20.4% or $22,467 from $28,221 for the respective period in 2006.

2.
The decrease in charter hire expense by $10.1 million, or 33.9%, to $19.7 million for the third quarter of 2007 compared to $29.8 million for the respective period of the prior year due to the repurchase of the Repurchased Vessels.

3.
The increase in amortization of deferred gain on sale and leaseback of vessels by $7.2 million, or 300.0%, to $9.6 million for the third quarter of 2007 compared to $2.4 million for the respective period in 2006 due to the sale of the vessels M/T Invincible, M/T Victorious and M/T Restless in the third quarter of 2007 and the recognition of their unamortized deferred gain of $8.0 million

4.
The increase in depreciation expense by 19.1% as a result of the repurchase of the Repurchased Vessels in May 2007 and the increase in amortization of dry dockings by 111.8% due to the sale of the vessels M/T Victorious and M/T Restless in the third quarter of 2007 and the recognition of their unamortized amount of the dry docking costs of $ 3.3 million.

INTEREST AND FINANCE COSTS--Interest and finance costs decreased by $2.5 million, or 25.5%, to $7.3 million for the third quarter of 2007 compared to $9.8 million for the respective period in the prior year. This decrease is mainly due to the early repayment of $117.0 million in secured debt associated with three vessels sold in the fourth quarter of 2006 and one vessel sold during April 2007. The effect of debt repayments on the interest and finance costs was partially set off by the drawdown of $20.0 million during the fourth quarter of 2006 and $157.5 million during the first half of 2007. It should be noted that during the third quarter of 2006 interest and finance costs included $1.2 million related to the write off of financing fees related to the cancellation of the undrawn limit of the revolving credit facility.

INTEREST INCOME--Interest income decreased by $0.3 million, or 30.0%, to $0.7 million for the third quarter of 2007 compared to $1.0 million for the respective period in the prior year due to average lower cash balances.

OTHER NET--We recognized a loss of $0.1 million during the third quarter of 2006.

NET LOSS--Net loss was $18.4 million for the third quarter of 2007 compared to net loss of $11.3 million for the respective period in the prior year.

Nine months ended September 30, 2007 compared to the nine months ended September 30, 2006

VOYAGE REVENUES--Voyage revenues decreased by $41.7 million, or 17.2%, to $200.5 million for the first nine months of 2007 compared to $242.2 million in the respective period in 2006. This is due to the decrease of operating days by 14.9% to 5,562 days in 2007 from 6,538 days in 2006 as a result of the decrease in the average number of vessels by 14.9% to 23.0 during the first nine months of 2007 from 27.0 in the respective period in 2006. Also, during the first nine months of 2007 the average TCE rate was lower by 8.3% or $28,045 from $30,571 for the respective period in 2006.

VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased by $2.1 million, or 5.0%, to $44.5 million for the first nine months of 2007 compared to $42.4 million for the respective period in 2006. This increase is primarily due to the increase of the spot market days by 5.6% to 1,843 during the first nine months of 2007 from 1,745 days in the respective period in 2006.

NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $43.9 million, or 22.0%, to $156.0 million for the first nine months of 2007 compared to $199.9 million the first nine months of the prior year. This is due to the decrease of operating days by 14.9% to 5,562 days in 2007 from 6,538 days in 2006 as a result of the decrease in the average number of vessels by 14.9% to 23.0 during the first nine months of 2007 from 27.0 in the respective period in 2006. Also, during the first nine months of 2007 the average TCE rate was lower by 8.3% or $28,045 from $30,571 for the respective period in 2006.

	Nine months ended September 30,
	2006	2007
Dollars in thousands
Voyage revenues	$242,249	$200,470
Less Voyage expenses	(42,374)	(44,485)
Net voyage revenues	$199,875	$155,985

The following provides a further analysis of our net voyage revenues for the first nine months of 2007 as compared to the respective period of the prior year:

Spot Charter Revenues:

•
Our tankers operated an aggregate of 1,843 days, or 33.1%, in the spot market during the first nine months of 2007, compared to 1,745 days, or 26.7%, in the spot market during the respective period of the prior year.

•	The average daily spot rate was $34,585 for the first nine months of 2007 compared to an average daily spot rate of $48,258 for the respective period in 2006.

•
Net voyage revenues from our vessels’ spot trading decreased by 24.3% for the first nine months of 2007 to $63.7 million, compared to $84.2 million in the respective period of 2006. Spot market revenues were 40.9% of net voyage revenue in the first nine months of 2007, compared to 42.1% of net voyage revenue generated in the spot market during the respective period of the prior year.

Time Charter Revenues:

•
Our tankers operated an aggregate of 3,719 days, or 66.9%, on time charter contracts during the first nine months of 2007, compared to 4,793 days, or 73.3%, on time charter contracts during the prior year.

•	The average daily time charter rate was $24,803 for the first nine months of 2007 compared to average daily time charter rate of $24,132 for the respective period in the prior year.

Net voyage revenues from our time charter contracts decreased by 20.3% for the first nine months of 2007 to $92.2 million, compared to $115.7 million in the respective period of 2006. Time charter revenues were 59.1%, of net voyage revenues in the first nine months of 2007, compared to 57.9% during the respective period of 2006.

CHARTER HIRE EXPENSE--Charter hire expense, which refers to lease payments for the vessels sold and leased back, which are treated as operating leases, increased by $9.6 million, or 14.4%, to $76.1 million for the first nine months of 2007 compared to $66.5 million for the respective period of the prior year. This increase is due to the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006, partially set off by repurchase of the Repurchased Vessels in May 2007.

AMORTIZATION OF DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS--Amortization of deferred gain on sale and leaseback of vessels increased by $8.6 million, or 150.9%, to $14.3 million for the first nine months of 2007 compared to $5.7 million for the respective period in 2006. This increase is due to the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006 and due to the sale of the vessels M/T Invincible, M/T Victorious and M/T Restless by their owners in the third quarter of 2007, which resulted in the termination of the bareboat charters with us and the recognition of their unamortized deferred gain of $8.0 million.

OTHER VESSEL OPERATING EXPENSES--Other vessel operating expenses, which include crew costs, insurance, repairs and maintenance, spares, consumable stores and taxes decreased by $0.4 million, or 0.8%, to $48.8 million for the first nine months of 2007 compared to $49.2 million for the respective period of the prior year. Despite the decrease in the average number of vessels by 14.9% to 23.0 during the first nine months of 2007 from 27.0 in the respective period in 2006, other vessel operating expenses were at similar levels due to extraordinary repairs of approximately $1.2 million as well as repairs and maintenance expenses of approximately $2.6 million incurred in the first nine months of 2007 during the dry-docking of seven vessels. During the first nine months of 2006, no expenses had been incurred related to extraordinary repairs and maintenance expenses related to the dry-docking of six vessels, amounted to approximately $1.3 million.

DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers and amortization of dry dockings, decreased by $3.5 million, or 9.3%, to $34.1 million for the first nine months of 2007 compared to $37.6 million for the respective period in the prior year. Specifically, vessels depreciation expense decreased by 35.2% as a result of the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006, the sale of three vessels in the fourth quarter of 2006 and one vessel in April 2007 and partially set off by repurchase of the Repurchased Vessels in May 2007. Additionally, amortization of dry dockings increased by 77.9% due to the sale of the vessels M/T Victorious and M/T Restless in the third quarter of 2007 and the corresponding recognition of their unamortized dry docking costs of $ 3.3 million.

	Nine months ended September 30,
	2006	2007
Dollars in thousands
Vessels depreciation expense	$29,049	$18,794
Amortization of dry dockings	8,602	15,265
	$37,651	$34,059

GENERAL AND ADMINISTRATIVE EXPENSES-- General and administrative expenses, which include all of our onshore expenses and sub-managers’ fees, decreased by $1.7 million, or 9.4%, to $16.4 million for the first nine months of 2007 compared to $18.1 million for the respective period in the prior year. This decrease is mainly due to the bonus compensation provision of $2.5 million recorded in the first quarter of 2006. No similar bonus provision was made in the first nine months of 2007.

FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $0.03 million foreign currency gain in the first nine months of 2007 compared to a loss of $0.3 million for the respective period in the prior year.

GAIN ON SALE OF VESSEL--We incurred a gain of $2.0 million from the sale of M/T Errorless on April 30, 2007.

OPERATING INCOME / (LOSS)--Operating income decreased by $36.9 million, or 109.2%, to an operating loss of ($3.1) million for the first nine months of 2007 compared to an operating income of $33.8 million for the respective period in 2006. This decrease is mainly due to:

1.
The decrease in net voyage revenues by $43.9 million, or 22.0%, to $156.0 million for the first nine months of 2007 compared to $199.9 million the first nine months of the prior year due to the decrease of operating days by 14.9% to 5,562 days in 2007 from 6,538 days in 2006 as a result of the decrease in the average number of vessels by 14.9% to 23.0 during the first nine months of 2007 from 27.0 in the respective period in 2006. Also, during the first nine months of 2007 the average TCE rate was lower by 8.3% or $28,045 from $30,571 for the respective period in 2006.

2.
The increase in charter hire expense by $9.6 million, or 14.4%, to $76.1 million for the first nine months of 2007 compared to $66.5 million for the respective period of the prior year due to the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006, partially set off by repurchase of the Repurchased Vessels in May 2007.

3.
The increase in amortization of deferred gain on sale and leaseback of vessels by $8.6 million, or 150.9%, to $14.3 million for the first nine months of 2007 compared to $5.7 million for the respective period in 2006 due to the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006 and due to the sale of the vessels M/T Invincible, M/T Victorious and M/T Restless in the third quarter of 2007 and the recognition of their unamortized deferred gain of $8.0 million.

4.
The decrease in depreciation and amortization by $3.5 million, or 9.3%, to $34.1 million for the first nine months of 2007 compared to $37.6 million for the respective period in the prior year. Specifically, vessels depreciation expense decreased by 35.2% as a result of the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006, the sale of three vessels in the fourth quarter of 2006 and one vessel in April 2007 and partially set off by repurchase of the Repurchased Vessels in May 2007. Additionally, amortization of dry dockings increased by 77.9% due to the sale of the vessels M/T Victorious and M/T Restless in the third quarter of 2007 and the recognition of their unamortized amount of the dry docking costs of $ 3.3 million.

INTEREST AND FINANCE COSTS--Interest and finance costs decreased by $13.3 million, or 55.2%, to $10.8 million for the first nine months of 2007 compared to $24.1 million for the respective period in the prior year. This decrease is mainly due to the early repayment of $322.2 million in secured debt associated with thirteen vessels sold and leased back in March and April 2006, three vessels sold in the fourth quarter of 2006 and one vessel sold during April 2007. The effect of debt repayments on the interest and finance costs was partially set off by the drawdown of $20.0 million during the fourth quarter of 2006 and $157.5 million during the first six months of 2007. It should be noted that during the first nine months of 2006 interest and finance costs included $3.8 million related to the write off of financing fees related to the thirteen vessels sold and leased back and the cancellation of the undrawn limit of the revolving credit facility.

INTEREST INCOME--Interest income increased by $0.2 million, or 9.5%, to $2.3 million for the first nine months of 2007 compared to $2.1 million for the respective period in the prior year. This increase is due to the increase in cash and cash equivalents, associated mainly with the proceeds from the sale of vessels in 2006.

OTHER NET--We recognized a profit of $0.1 million during the nine months of 2006.

NET INCOME / (LOSS)--Net loss was ($11.6) million for the first nine months of 2007 compared to net income of $11.9 million for the respective period in the prior year.

Liquidity and Capital Resources

Cash flows provided by operating activities decreased 87.0% for the nine months ended September 30, 2007 to $5.8 million compared to $44.7 million for the same period in 2006. This decrease was attributed to a decrease in net income of $23.5 million down to a net loss of ($11.6) million for the nine months ended September 30, 2007 from $11.9 million for the respective period in 2006. The decrease in net income was attributed to the decrease in net voyage revenues by $43.9 million, or 22.0%, to $156.0 million for the first nine months of 2007 compared to $199.9 million the first nine months of the prior year due to the decrease of operating days by 14.9% to 5,562 days in 2007 from 6,538 days in 2006 as a result of the decrease in the average number of vessels by 14.9% to 23.0 during the first nine months of 2007 from 27.0 in the respective period in 2006. Also, during the first nine months of 2007 the average TCE rate was lower by 8.3% or $28,045 from $30,571 for the respective period in 2006. Additionally, the 13 sale and leaseback transactions concluded in 2006, resulted in the increase of charter hire expense by $9.6 million, or 14.4%, to $76.1 million for the first nine months of 2007 compared to $66.5 million for the respective period of the prior year due to the 3 sale and leaseback transactions for a total of 13 vessels which were concluded in mid March (8 vessels) and April (5 vessels) 2006, partially set off by repurchase of the Repurchased Vessels in May 2007. This increase was partly set off by the increase in the amortization of the deferred gain on sale and leaseback of vessels and the decrease in the depreciation and amortization.

Net cash flows used in investing activities for the nine months ended September 30, 2007 amounted to $165.9 million, due to the repurchase of four Suezmax tankers that were sold in 2006 in a sale-and-lease-back transaction for $187.4 million (total consideration of $208.0 million less $20.6 million seller’s credit), advances for vessels acquisitions / under construction of $53.0 million (payment of first installment for two out of six new-buildings ordered by the Company in 2006 of $14.2 million, payment of deposit for the acquisition of six drybulk vessels of $36.9 million and capitalized interest and expenses of $1.9 million). These two cash outflows were partially set off by proceeds of $ 52.0 million from the sale of M/T Errorless. For the same period of 2006, the Company had net cash inflows of $437.3 million mainly as a result of the proceeds of $474.6 million from the 13 sale and leaseback transactions.

For the nine months ended September 30, 2007, the Company had net cash inflows from financing activities of $146.0 million as a result of the drawdown of $10.0 million from the existing revolving credit facility, to partially finance the installment for the 2 new-buildings, and a drawdown of $147.5 million from a new credit facility to partially finance the repurchase of four Suezmax tankers. Additionally, the Company made total loan repayments of $38.9 million. During the same period the Company issued 4,307,621 new shares that were sold at the market, under its shelf registration, for total net proceeds of $29.4 million. For the same period of 2006, the Company had net cash outflows of $460.9 million mainly as a result of total loan repayments of $270.3 million and the pay out of a special dividend of $ 217.5 million. During the same period the Company issued 3,907,365 new shares that were sold at the market, under its shelf registration, for total net proceeds of $26.9 million.

At September 30, 2007, the Company had a revolving credit facility outstanding of $93.0 million and loans outstanding of $245.6 million:

a) Revolving Credit Facility: In January 2007, $10.0 million was drawn down from the revolving credit facility to partially finance the construction of two new-buildings. The outstanding amount will be fully repaid in 2015. As of September 30, 2007, the undrawn amount amounted to $65.0 million. The revolving credit facility bears interest at LIBOR plus a margin (as of September 30, 2007 the margin was 0.85%).

b) Loans: The loans of $245.6 million include two credit facilities as follows:

I.
$105.5 million outstanding as at September 30, 2007, was drawn down in 2005 and originally amounted to $154.0 million. It was obtained to partially finance the acquisitions of the vessels Stormless, Ellen P., Errorless and Edgeless. In April 2007, following the sale of M/T Errorless $22.0 million was prepaid ($5.5 million against Tranche A and $16.5 million as a full prepayment of Tranche B). As a result of the prepayment, Tranche A is payable in 27 consecutive quarterly installments of $2.6 million, starting on June 13, 2007 plus a balloon payment of $40.3 million payable together with the final installment. The loan bears interest at LIBOR plus a margin (as of September 30, 2007 the margin was 0.8%).

II.
$140.1 million outstanding as at September 30, 2007, was drawn down in 2007 and originally amounted to $147.5 million in order to partially finance the repurchase of the vessels Limitless, Endless, Noiseless and Stainless. The facility has a term of five years and will be repaid in twenty quarterly installments starting August 31, 2007, as follows: i) eight installments of $7.4 million; ii) eight installments of $5.0 million; iii) three installments of $4.5 million; and iv) a balloon payment of $34.5 million. The credit facility was subject to a 1% arrangement fee paid on drawdown. The credit facility bears interest at LIBOR plus a margin (as of September 30, 2007 the margin was 1.25%).

TOP TANKERS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
DECEMBER 31, 2006 AND SEPTEMBER 30, 2007 (UNAUDITED)

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	September 30,
	2006	2007

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	29,992	15,834
Accounts receivable trade, net of provision of $283 and $724 as of December 31, 2006 and September 30, 2007, respectively	27,187	15,820
Insurance claims	247	554
Inventories (Note 4)	6,460	7,628
Advances to various creditors	3,707	403
Prepayments and other	5,206	4,530

Total current assets	72,799	44,769

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 5)	28,683	81,701
Vessels, net (Note 6)	306,418	409,261
Other fixed assets, net (Note 3)	3,195	5,227
Total fixed assets	338,296	496,189

OTHER NON CURRENT ASSETS:

Deferred charges, net (Note 7)	31,850	36,731
Long-term receivables (Note 11)	29,790	21,954
Restricted cash (Notes 8 and 11)	50,000	25,000

Total assets	522,735	624,643

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 8)	16,588	40,190

Accounts payable	14,991	14,992
Accrued liabilities (Note 9)	7,354	10,088
Unearned revenue	1,676	4,050

Total current liabilities	40,609	69,320

INTEREST RATE SWAPS (Note 8)	3,384	2,520

LONG-TERM DEBT, net of current portion (Note 8)	201,464	294,941

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS (Note 11)	79,423	41,628

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 32,429,105 and 37,375,726 shares issued and outstanding at December 31, 2006 and September 30, 2007 (Note 12)	324	371
Additional paid-in capital (Note 12)	116,755	146,724
Accumulated other comprehensive loss (Note 13)	(6)	(6)
Retained earnings	80,782	69,145

Total stockholders' equity	197,855	216,234

Total liabilities and stockholders' equity	522,735	624,643

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007

REVENUES:

Voyage revenues	70,646	51,193	242,249	200,470

EXPENSES:

Voyage expenses (Note 15)	12,314	14,841	42,374	44,485
Charter hire expense (Note 11)	29,847	19,727	66,454	76,083
Amortization of deferred gain on sale and leaseback of vessels (Note 11)	(2,433)	(9,609)	(5,677)	(14,250)
Other vessel operating expenses (Note 15)	17,235	17,062	49,184	48,792
Depreciation (Note 6)	6,817	8,065	29,049	18,794
Amortization of dry-docking costs (Note 7)	3,389	7,221	8,602	15,265
Sub-Manager fees	687	386	2,083	1,522
Other general and administrative expenses	5,249	5,255	16,045	14,903
Foreign currency losses, net	26	(59)	290	(27)
Gain on sale of vessel (Note 6)	-	-	-	(1,961)

Operating income (loss)	(2,485)	(11,696)	33,845	(3,136)

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 8 and 17)	(9,801)	(7,349)	(24,089)	(10,834)
Interest income	989	681	2,119	2,347
Other, net	(97)	(9)	54	(14)

Total other income (expenses), net	(8,909)	(6,677)	(21,916)	(8,501)

Net Income (loss)	(11,394)	(18,373)	11,929	(11,637)

Earnings (loss) per share, basic and diluted (Note 14)	(0.35)	(0.50)	0.37	(0.34)

Weighted average common shares outstanding, basic	32,163,137	36,668,436	29,964,597	33,841,655

Weighted average common shares outstanding, diluted	32,163,137	36,668,436	29,996,339	33,841,655

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

					Accumulated
		Common Stock		Additional	Other
	Comprehensive Income	# of Shares	Par Value	Paid-in Capital	Comprehensive Income (loss)	Retained Earnings	Total

BALANCE, December 31, 2005		28,080,640	280	297,716	98	71,564	369,658

Net income	14,099	-	-	-	-	14,099	14,099
Restatement adjustments	(2,170)	-	-	-	-	(2,170)	(2,170)
Dividends paid (US dollars 0.21 per share)	-	-	-	-	-	(5,923)	(5,923)
Dividends paid (US dollars 5.00 per share)	-	-	-	(141,028)	-	-	(141,028)
Dividends paid (US dollars 2.50 per share)	-	-	-	(70,515)	-	-	(70,515)
Issuance of restricted shares, net of forfeitures	-	442,400	5	3,422	-	-	3,427
Issuance of common stock	-	3,907,365	39	26,877	-	-	26,916
Other comprehensive income
- Reclassification of gains to earnings due to discontinuance of cash flow hedges	(98)	-	-	-	(98)	-	(98)

Comprehensive income	11,831

BALANCE, September 30, 2006		32,430,405	324	116,472	-	77,570	194,366

					Accumulated
		Common Stock		Additional	Other
	Comprehensive Income	# of Shares	Par Value	Paid-in Capital	Comprehensive Income (loss)	Retained Earnings	Total

BALANCE, December 31, 2006		32,429,105	324	116,755	(6)	80,782	197,855

Net loss	(11,637)	-	-	-	-	(11,637)	(11,637)
Issuance of restricted shares, net of forfeitures	-	639,000	4	612	-	-	616
Issuance of common stock	-	4,307,621	43	29,357	-	-	29,400

Comprehensive loss	(11,637)

BALANCE, September 30, 2007		37,375,726	371	146,724	(6)	69,145	216,234

The accompanying notes are an integral part of these consolidated condensed financial statements.

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

(Expressed in thousands of U.S. Dollars)

	2006	2007

Cash Flows from (used in) Operating Activities:

Net income (loss)	11,929	(11,637)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	29,269	19,244
Amortization of dry-docking costs	8,602	15,265
Amortization of deferred financing costs	4,271	515
Stock-based compensation expense	3,427	616
Change in fair value of interest rate swaps	2,996	(864)
Amortization of deferred gain on sale and leaseback of vessels	(5,677)	(14,250)
Loss on sale of other fixed assets	-	69
Gain on sale of vessel	-	(1,961)
Payments for dry-docking	(21,188)	(20,146)
(Increase) Decrease in:
Accounts receivable	15,398	11,367
Insurance claims	47	(307)
Inventories	(1,065)	(1,168)
Advances to creditors	(4,609)	3,304
Prepayments and other	(3,931)	676
Increase (Decrease) in:
Accounts payable	281	1
Accrued liabilities	4,683	2,734
Unearned revenue	271	2,374

Net Cash from Operating Activities	44,704	5,832

Cash Flows from (used in) Investing Activities:

Advances for vessels acquisitions / under construction	-	(53,018)
Vessel acquisitions and improvements	(18)	(187,360)
Increase in restricted cash	(36,500)	-
Decrease in restricted cash	-	25,000
Net proceeds from sale of vessels	474,616	51,975
Net proceeds from sale of other fixed assets	-	72
Acquisition of other fixed assets	(759)	(2,623)

Net Cash from (used in) Investing Activities	437,339	(165,954)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	-	157,500
Principal payments of long-term debt	(14,869)	(16,907)
Repayment of long-term debt	(255,399)	(22,000)
Issuance of common stock	26,916	29,400
Payment of financing costs	(63)	(2,029)
Dividends paid	(217,466)	-

Net Cash from (used in) Financing Activities	(460,881)	145,964

Net increase (decrease) in cash and cash equivalents	21,162	(14,158)

Cash and cash equivalents at beginning of period	17,462	29,992

Cash and cash equivalents at end of period	38,624	15,834

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	15,975	9,428

The accompanying notes are an integral part of these consolidated condensed financial statements.

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying consolidated condensed financial statements include the accounts of TOP Tankers Inc. (formerly Ocean Holdings Inc.) (“TOP”) and its wholly owned subsidiaries (collectively the “Company”) and have been prepared in accordance with U.S generally accepted accounting principles (“U.S GAAP”) for interim financial information. They also have been prepared in accordance with rules and regulations of the Securities and Exchange Commission and should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

These consolidated condensed financial statements have been prepared on the same basis as the financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and, in the opinion of the management, reflect all adjustments (consisting solely of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The operating results for the nine-month period ended September 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

As of September 30, 2007, the Company operated twenty vessels, of which nine were owned and eleven were leased pursuant to sales and leaseback arrangements discussed in Note 11. As of September 30, 2007, ten of the vessels were operating under long-term time charters, seven vessels were operating under voyage charters and three of the vessels were undergoing their scheduled dry-docking.

2.     Recently Issued Accounting Pronouncements:

FASB Interpretation No. 48: In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes”, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. In 2007, the adoption of FIN 48 did not have a material impact on the financial position, results of operations or cash flows of the Company.

2.     Recently Issued Accounting Pronouncements – (continued):

FSP No. AUG AIR-1: In September 2006, the FASB Staff issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007.

The Company has historically accounted for drydocking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 the Company intends to change its accounting policy for PMMA from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company will expense all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to drydocking qualify as PMMA under the deferral method. The Company will reflect this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle will be presented retrospectively to all periods presented in future earnings releases and filings. When the accounting principle is retrospectively applied, net income for the year ended December 31, 2006 and the nine month period ended September 30, 2007 will decrease by approximately $26.1 million and $0.07 million, or $0.86 per share and $0.01 per share, respectively.

FASB Statement No. 157: In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

FASB Statement No. 159: In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its financial consolidated position, results of operations or cash flows.

3.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: On July 9, 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company’s Chief Executive Officer. The agreement was for duration of six years beginning July 2004 with a lessee’s option for an extension of four years. The monthly rental was Euro 39,000 and effective January 1, 2006 was adjusted for inflation to Euro 40,365. Other general and administrative expenses for the three months and the nine months ended September 30, 2006 include $ 154 and $ 450 of rentals paid to Pyramis Technical Co. S.A. In January 2006 the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The change in office location, due to necessary refurbishments, took place in October 2006; therefore, the Company paid to Pyramis Technical Co. S.A the October rent plus four rentals as termination compensation. In April and August 2006, the Company entered into an agreement with Pyramis Technical Co. S.A. for the renovation of the new premises. The total contracted cost totalled Euro 2,499,360, of which Euro 2,615,436 (including the applicable VAT) or $3,418 was paid up to September 30, 2007. The amount of $3,614 related to renovation works, discussed above, is included in Other fixed assets, net, in the accompanying September 30, 2007 consolidated condensed balance sheet and is depreciated over the lease period, which is 12 years.

4.     Inventories:

Inventories at December 31, 2006 and at September 30, 2007 are as follows:

	December 31, 2006	September 30, 2007
Bunkers	4,624	5,569
Lubricants	1,319	1,675
Consumable stores	517	384
	6,460	7,628

5.     Advances for Vessels Acquisitions / under Construction:

In October 2006, the Company entered into an agreement for the construction of six handymax Product / Chemical tankers. The total contract price is $ 285,380 and is payable in five installments as follows: 15% is payable upon arrangement of the Refund Guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable upon launching and 30% upon delivery of the vessel. The vessels’ construction will be partially financed from long-term bank financing discussed in Note 8. The first installment for four of the six vessels of $ 28,638 was paid in December 2006. In January 2007, the first installment for the remaining two vessels of $ 14,169 was paid and is also included in Advances for vessels acquisitions / under construction, in the accompanying consolidated condensed balance sheets. The vessels are expected to be delivered during the first six months of 2009.

During July 2007, the Company entered into agreements to acquire three drybulk vessels from unrelated third parties as follows: i) one 2002 built super handymax, or supramax, vessel of 51,200 dwt, built in China. The vessel will be chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis; ii) one 1995 built panamax vessel of 73,506 dwt, built in South Korea. The vessel will be time-chartered for a period of 24-26 months at a daily net rate of $29,700; and iii) one 2000 built handymax vessel of 45,526 dwt, built in Philippines. The vessel will be time-chartered for a period of 14-16 months at a daily net rate of $22,000. The vessels are scheduled to be delivered to the Company between November 2007 and January 2008. The aggregate purchase price of the vessels is $148,075, of which the Company paid in July 2007 a deposit totalling in aggregate $ 14,698.

During August 2007, the Company entered into agreements to acquire three drybulk vessels from unrelated third parties as follows: i) one 2001 built panamax vessel of 75,928 dwt, built in Japan, ii) one 2000 built panamax vessel of 75,933 dwt, built in Japan and iii) one 2000 built panamax vessel of 75,681 dwt, built in Japan. The vessels are scheduled to be delivered to the Company between November 2007 and March 2008 and to enter into spot market trading. The aggregate purchase price of the vessels is $ 222,000, of which the Company paid in August 2007 a deposit totalling in aggregate $ 22,200.

The Advances for vessels acquisitions / under construction as of December 31, 2006 and September 30, 2007 are analyzed as follows:

	Construction installments	Acquisitions	Capitalized interest	Capitalized costs	Total
Balance, January 1, 2007	28,638	-	34	11	28,683
- Additions	14,169	36,898	1,733	218	53,018
Balance, September 30, 2007	42,807	36,898	1,767	229	81,701

6.     Vessels, net:

The movement in vessels cost and accumulated depreciation during the nine-months ended September 30, 2007 is as follows:

	Vessel Cost	Accumulated Depreciation	Vessels, net
Balance, January 1, 2007	331,324	(24,906)	306,418
- Additions	171,650	-	171,650
- Depreciation	-	(18,794)	(18,794)
- Disposals	(55,638)	5,625	(50,013)
Balance, September 30, 2007	447,336	(38,075)	409,261

On March 30, 2007, the Company entered into an agreement to sell the vessel Errorless to an unrelated party for consideration of $ 52,500. The gain from the sale of $ 1,961 was recognized upon the delivery of the vessel to the buyer, on April 30, 2007.

Based on the Memoranda of Agreement dated May 23, 2007, on May 31, 2007, the Company re-acquired four Suezmax tankers that it sold in 2006 in a sale and lease-back transaction and terminated the respective bareboat charters. The four Suezmax tankers are Limitless (DWT 136,055 built 1993), Endless (DWT 135,915 built 1992), Noiseless (DWT 149,554 built 1992) and Stainless (DWT 149,599 built 1992). The re-acquisition price was $208,000 and was financed by bank debt of $147,500 (Note 8), the early redemption of the seller’s credit of $20,640, associated with the 2006 sales and lease back transactions and with existing cash balances. The then unamortized deferred gain of the four vessels of $36,350 was applied against the vessels’ purchase price (Note 11).

7.     Deferred Charges:

The movement during the nine-month period ended September 30, 2007 is as follows:

Dry-Docking
Balance, January 1, 2007	31,850
- Additions	20,146
- Amortization	(15,265)
Balance, September 30, 2007	36,731

The bareboat charters for two vessels, Restless and Victorious, which the Company had unamortized drydocking costs at January 1, 2007, were terminated during the period (see Note 11). The unamortized drydocking costs of $3,316 for these two vessels were expensed at the date the bareboat charters were terminated and the amounts are included in amortization expense for the period.

8.     Long-term Debt:

The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:

	December 31,	September 30,
Borrower(s)	2006	2007
The Company	218,052	196,415
Myticas	-	34,679
Litochoro	-	34,679
Imitos	-	34,679
Parnis	-	34,679
Total	218,052	335,131
Less- current portion	(16,588)	(40,190)
Long-term portion	201,464	294,941

The Company:

At December 31, 2006, the Company had a revolving credit facility outstanding of $ 83,000 and a loan outstanding of $ 137,000. At September 30, 2007, the Company had a revolving credit facility outstanding of $ 93,000 and a loan outstanding of $ 105,530.

Revolving Credit Facility: In January 2007, $ 10,000 was drawn down from the revolving credit facility to partially finance the construction of two vessels (Note 5). The outstanding amount under the revolving credit facility of $ 93,000 is payable in 10 semi-annual installments of approximately $ 6,045 starting on April 30, 2011 plus a balloon payment of $ 32,550 payable together with the final installment, if no further amounts are drawn. As of September 30, 2007, the undrawn amount amounted to $ 65,000. The revolving credit facility bears interest at LIBOR plus a margin (as of September 30, 2007 the margin was 0.85%).

Loan: The loan of $ 105,530 was drawn down in 2005 and originally amounted to $ 154,000. It was obtained to partially finance the acquisitions of the vessels Stormless, Ellen P., Errorless and Edgeless. The loan consisted of 2 tranches of $ 130,000 (Tranche A) and $ 24,000 (Tranche B). Tranche A was payable in 32 consecutive quarterly installments of $ 2,750 each, starting on March 13, 2006 plus a balloon payment of $ 42,000 payable together with the final installment. Tranche B was payable in 16 consecutive quarterly installments of $ 1,500 each, starting on March 13, 2006. The Company paid a 1% fee of $1,540 upon signing the agreement.

8.     Long-term Debt – (continued):

In April 2007, following the sale of Errorless (Note 6), $ 22,000 was prepaid ($ 5,500 against Tranche A and $ 16,500 as a full prepayment of Tranche B). As a result of the prepayment, Tranche A is payable in 27 consecutive quarterly installments of $ 2,610, starting on June 13, 2007 plus a balloon payment of $ 40,280 payable together with the final installment. The loan bears interest at LIBOR plus a margin (as of September 30, 2007 the margin was 0.8%).

In September 2007, the Company concluded a bank loan bearing interest at LIBOR plus a margin to partially finance the acquisition cost of the three drybulk vessels the Company entered into agreements to acquire in July 2007 (Note 5). The total loan will be for the amount of $ 95,000 and is payable as follows:

i) the supramax vessel loan of $ 35,078 in 28 consecutive quarterly installments as follows: four installments of $ 1,600, starting three months from the drawdown date, four installments of $ 850, twenty installments of $ 500 plus a balloon payment of $ 15,278 payable together with the last installment,

ii) the panamax vessel loan of $ 29,671 in 28 consecutive quarterly installments as follows: eight installments of $ 1,575, starting three months from the drawdown date, twenty installments of $ 750 plus a balloon payment of $ 2,071 payable together with the last installment and

iii) the handymax vessel loan of $ 30,251 in 28 consecutive quarterly installments as follows: four installments of $ 962.5, starting three months from the drawdown date, twenty four installments of $ 537.5 plus a balloon payment of $ 13,501 payable together with the last installment.

On November 9, 2007, the amount of $ 29,671 was drawn due to the delivery of the drybulk vessel discussed above, which took place on November 12, 2007.  The loan is subject to a fee of 1.00% on the total loan amount half payable upon acceptance of a firm offer letter and half payable on the date of signing of loan agreement. The amount of $ 475 representing 0.50% of the total fee was paid in September 2007 and is included in the unamortized financing fees of $ 3,462 mentioned below. The amount of $ 475 representing the remaining 0.50% of the total fee was paid upon delivery of the vessel, discussed above.

Mytikas, Litochoro, Imitos and Parnis:

At September 30, 2007, Mytikas, Litochoro, Imitos and Parnis had in total a loan outstanding of $ 140,062.5.

Loan: The loan of $140,062.5 was drawn down on May 30, 2007 (originally amounted to $ 147,500), to partially finance the re-acquisition of vessels Limitless, Endless, Noiseless and Stainless. The facility has a term of five years and will be repaid in twenty quarterly installments starting August 31, 2007, as follows: i) eight installments of $7,437.5; ii) eight installments of $5,000; iii) three installments of $4,500; and iv) a balloon payment of $34,500. The credit facility was subject to a 1% arrangement fee paid on the initial drawdown date. The credit facility bears interest at LIBOR plus a margin (as of September 30, 2007 the margin was 1.25%).

The loans are secured as follows:

·	First priority mortgages over the Company's owned vessels;
·	Assignments of insurance and earnings of the owned mortgaged vessels;
·	Corporate guarantee of TOP Tankers Inc;
·	Pledge over the earnings accounts of the owned vessels.

8.     Long-term Debt – (continued):

Debt Covenants: The loans contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amounts under the loans, to ensure that total assets minus total debt will not at any time be less than $ 250,000. The net assets value of the Company’s vessels (owned and those covered by bareboat charter agreements) at all times should exceed $ 125,000 and book equity at all times should exceed $ 75,000. Furthermore, the Company must maintain liquid funds which at any time be not less than the higher of $ 10,000 or $ 500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $ 12,000 and $ 10,000 on a consolidated basis, as of December 31, 2006 and September 30, 2007, respectively, are included in restricted cash in the accompanying consolidated condensed balance sheets. The Company should maintain consolidated cash balances of at least $ 25,000, as amended in September 2007, including the minimum liquid funds discussed above. The Company is permitted to pay dividends so long as they are not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant. The Company’s management believes that as of September 30, 2007 the Company is in compliance with all loan covenants.

Interest Expense: Interest expense for the three month and the nine-month periods ended September 30, 2006 and 2007, amounted to $ 4,649, $ 4,749, $ 16,836 and $ 10,685 respectively and is included in interest and finance costs in the accompanying consolidated condensed statements of income (Note 17).

Scheduled Principal Repayments: The principal payments required to be made after September 30, 2007, are as follows:

Period	Amount
October 1, 2007 – September 30, 2008	40,190
October 1, 2008 – September 30, 2009	37,752
October 1, 2009 – September 30, 2010	30,440
October 1, 2010 – September 30, 2011	35,985
October 1, 2011 and thereafter	194,226
338,593
Less unamortized financing fees	(3,462)
335,131

8.    Long-term Debt – (continued):

Interest Rate Swaps: The fair value of the interest rate swaps in the accompanying consolidated condensed balance sheets are analyzed as follows:

SWAP	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Asset (Liability)
					December 31, 2006	September 30, 2007
(i)	$ 30,154	4 years	June 30, 2005	4.66%	$ 283	$ 63
(ii)	$ 38,337	5 years	January 30, 2006	4.80%	$ 273	($ 187)
(iii)	$ 10,000	7 years	September 30, 2006	4.23%	($ 569)	($ 294)
(iv)	$ 10,000	7 years	September 30, 2006	4.11%	($ 514)	($ 240)
(v)	$ 50,000	7 years	September 29, 2006	4.45%	($ 2,383)	($ 1,502)
(vi)	$ 10,000	7 years	July 3, 2006	4.76%	($ 474)	($ 360)
					($ 3,384)	($ 2,520)

As of December 31, 2006 and September 30, 2007, the swaps’ fair values, based on third party valuations, are a net liability of $ 3,384 and $ 2,520, respectively. The change in fair value of the swap agreements was recorded in interest and finance costs (Note 17).

9.     Accrued Liabilities:

The account consisted of:

	December 31, 2006	September 30, 2007
Interest on long-term debt	630	1,887
Vessel operating and voyage expenses	5,455	7,521
General and administrative expenses	1,269	680
Total	7,354	10,088

10.    Commitments and Contingencies:

As at September 30, 2007 the Company had under construction six handymax Product / Chemical tankers scheduled for delivery between January and June 2009, at a total cost of $ 285,380. The remaining expected payments as of September 30, 2007 are $ 128,421 in 2008 and $ 114,152 in 2009.

In March and April 2006, the Company entered into sale and leaseback agreements for 13 vessels for a period of five to seven years. According to the terms of the transactions, 10% of the gross aggregate sales price, $55,000, has been withheld by the purchaser to serve as security for the due and punctual performance and observance of all the terms and conditions by the Company under the agreements. Following the re-acquisition of the four vessels (Note 11), 10% of the unpaid sales price of $20,640, was used to partially finance the re-acquisition. Consequently the amount that is currently withheld by the purchaser is $ 34,360. Not later than three months after the end of the bareboat charter period or upon the resale of the vessels by the purchaser, if earlier, $ 26,360 out of the $ 34,360 will become payable to the Company. According to the agreement with one of the owners-lessors for four vessels, the owner-lessor may forfeit a payment of up to $ 8,000, or may be required to pay up to $ 16,000, based on the residual value of these four vessels.

During December 2006, the Company was named defendant on various putative class action securities law suits brought in the United States District Court, Southern District of New York. In June 2007 the derivative suit was voluntarily dismissed by the plaintiff. A consolidated class action complaint was filed by the plaintiff in August 2007 and a motion to dismiss such complaint was filed by the Company in September 2007. Although having filed the consolidated class action complaint, the lead plaintiff proceeded with filing a corrected and amended consolidated complaint whereby a considerate portion of the initial case was abandoned (October 2007). The Company filed a new motion to dismiss the corrected and amended complaint on October 17, 2007. The Company maintains a Directors and Officers liability insurance which covers the Company and its indemnified directors for up to $ 20,000. The deductible of this policy of $ 250 was expensed during 2006. Management believes any additional litigation costs or settlement to be covered by the insurance policy.

11.	Sale and Leaseback of Vessels:

The Company entered into sales and leaseback transactions in 2005 and 2006 as follows:

(a)
In August and September 2005, the Company sold the vessels Restless, Sovereign, Relentless, Invincible and Victorious and realized a total gain of $ 17,159. The Company entered into bareboat charter agreements to leaseback the same five vessels for a period of seven years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the seven-year lease period. Based on the Memoranda of Agreement dated April 24, 2007 and July 19, 2007, the owner and lessor of the Invincible, Victorious and Restless agreed to sell the vessels to a third party. The Company and the lessor mutually agreed to terminate the bareboat charters. The termination of the bareboat charters became effective upon the vessels’ delivery to their new owners, on July 11, 2007, August 27, 2007 and September 17, 2007, respectively. The unamortized deferred gain as of that date of $ 8,021 was recorded in full and is included in the amortization of deferred gain on sale and leaseback of vessels of $ 613, $ 8,462, $ 1,838 and $ 9,688 for the three and nine-month periods ended September 30, 2006 and 2007, respectively, in the accompanying 2006 and 2007 consolidated condensed statements of income. During the three and nine months periods ended September 30, 2006 and 2007, lease payments relating to the bareboat charters of the vessels were $ 5,308, $ 3,818, $ 15,752 and $ 14,261, respectively and are included in Charter hire expense in the 2006 and 2007 accompanying consolidated condensed statements of income.

(b)
In March 2006, the Company sold the vessels Flawless, Timeless, Priceless, Stopless, Doubtless, Vanguard, Faithful and Spotless to two unrelated parties (buyers/lessors) for $ 292,000; of which 90% or $ 262,800 was received upon closing of the sale. Simultaneous with the sale of the eight vessels, the Company entered into bareboat charter agreements to leaseback the same eight vessels for a period of five years with no lease renewal option. Another unrelated party assumed in June 2006 the rights and obligations of one of the buyers/lessors through a novation agreement with no other changes to the terms and conditions of the agreements.

The obligations of the Company under the respective bareboat charter agreements were secured by the unpaid sales price representing 10% of the total sales price or $ 29,200. The unpaid sales price is payable to the Company within three months after the expiration of the individual bareboat charter agreements or termination of the agreements, if earlier. The collection of the unpaid sales price is secured by a second priority mortgage on the corresponding vessels with the Company having no recourse to the owners or investors of the buyers/lessors.

In addition, the agreements allow the buyers/lessors to sell the vessels covered by the bareboat charter agreements.  In respect of the agreements with one of the buyers/lessors, in the event of the sale of the vessels prior to the termination of the bareboat charter agreements corresponding to four vessels, the corresponding unpaid sales price, up to a maximum amount of $ 2,000 for each vessel, shall be used to cover any shortfall between the net sales proceeds and the sum of the: (i) outstanding amount under financing obtained by the buyer in connection with the acquisition of the vessel, and (ii) the principal amount of the investment made by the investors of the buyer/lessor.

The bareboat charter agreements are accounted for as operating leases and the gain on the sale of $ 23,840 was deferred and is being amortized to income over the five-year lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection). The amortization of the deferred gain amounted to $ 1,192, $ 1,192, $ 2,583 and $ 3,576 for the three and nine-month periods ended September 30, 2006 and 2007, respectively, and is included in Amortization of deferred gain on sale and leaseback of vessels in the accompanying consolidated condensed statements of income. The total lease payments for the three and nine-month periods ended September 30, 2006 and 2007 related to the foregoing leases were $ 13,752, $ 13,752, $ 29,949 and $ 41,256, respectively and are included in Charter hire expense in the accompanying consolidated condensed statements of income.

(c)
In April 2006, the Company sold the vessels Limitless, Endless, Stainless, Faultless and Noiseless to an unrelated party (buyer/lessor) for $ 258,000; of which 90% or $ 232,200 was received upon closing of the sale. Simultaneous with the sale of the five vessels, the Company entered into bareboat charter agreements to leaseback the five vessels for a period of seven years with no lease renewal option.

The obligations of the Company under the respective bareboat charter agreements were secured by the unpaid sales price representing 10% of the total sales price or $ 25,800. The unpaid sales price is payable to the Company within three months after the expiration of the individual bareboat charter agreements or upon termination of the agreements, if earlier. The collection of the unpaid sales price is secured by a second priority mortgage on the corresponding vessels with the Company having no recourse to the shareholders (owners) of the buyer/lessor.

The bareboat charter agreements are accounted for as operating leases and the gain on the sale of $ 17,580 was deferred and is being amortized to income over the seven-year lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection). The amortization of the deferred gain amounted to $ 628, ($ 45), $ 1,256 and $ 986 for the three and nine-month periods ended September 30, 2006 and 2007, respectively, and is included in Amortization of deferred gain on sale and leaseback of vessels in the accompanying consolidated condensed statements of income. The total lease payments for the three and nine-month periods ended September 30, 2006 and 2007 related to the foregoing leases were $ 10,787, $ 2,157, $ 20,753 and $ 20,566, respectively, and are included in Charter hire expense in the accompanying consolidated condensed statements of income.

Following the re-acquisition of vessels Limitless, Endless, Noiseless and Stainless, on May 31, 2007, as discussed in Note 6, the 10% unpaid sales price of $20,640 was used to partially finance the re-acquisition. The related bareboat charter agreements were terminated and the then unamortized deferred gain of $36,350 was recorded contra to the purchase price of the vessels.

The Company’s future minimum lease payments required to be made after September 30, 2007, related to the foregoing bareboat charter agreements, are as follows:

Period	Amount
October 1, 2007 – December 31, 2007	18,035
Year ending December 31, 2008	72,022
Year ending December 31, 2009	71,999
Year ending December 31, 2010	71,999
Year ending December 31, 2011 and thereafter	44,534
278,589

The sale and leaseback transactions entered into in 2006 contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the net assets value of the Company’s vessels (owned and those covered by bareboat charter agreements) at all times exceed $ 125,000 and book equity at all times exceed $ 75,000. Furthermore, a minimum amount of $ 20,000 through December 15, 2006 and $ 25,000 thereafter and until the final date of the bareboat charters, shall be maintained on deposit by the Company. During the bareboat charter period, the Company will maintain consolidated cash balances of at least $ 25,000, as amended in September 2007, including the $ 20,000 / $ 25,000, mentioned above. The $ 25,000 required to be maintained is presented separately as restricted cash in the consolidated condensed balance sheet at September 30, 2007.

As disclosed above, a portion of the sales price (representing 10% of the gross aggregate sales price) in the amount of $ 34,360, following the re-acquisition of the four vessels discussed above and the related settlement of the 10% unpaid sales price of $20,640, has been withheld by the buyers/lessors and will be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels, if earlier. Consequently, such unpaid sales price was recorded as a receivable at its discounted value. The discount will be accreted through deferred gain on sale and leaseback of vessels over the period of the bareboat charter agreements or through the date of the resale of the vessels, if earlier. As of September 30, 2007 the present value of the unpaid sales price was $ 21,954.

Furthermore, the Company has agreed with the lessors through a separate performance guarantee deeds that it irrevocably and unconditionally guarantees the prompt and punctual payment of all sums payable by the Company to the lessors under or pursuant to the agreements. The term of the performance guarantees covers the period of the leases.

12.   Common Stock and Additional Paid-In Capital:

During the nine-month periods ended September 30, 2006 and 2007, the Company issued 3,907,365 and 4,307,621 shares of common stock, respectively, at par value of $ 0.01. The net proceeds to the Company totaled $ 26,916 and $29,400 respectively.

The Company paid dividends of $ 217,466 during the nine-month period ended September 30, 2006.

13.    Stock Incentive Plan:

On July 1, 2005, January 3, 2006 and July 6, 2006 (the “grant dates”) the Company granted restricted shares pursuant to the Company’s 2005 Stock Incentive Plan (“the Plan”), which was adopted in April 2005 to provide certain key persons (the “Participants”), on whose initiatives and efforts the successful conduct of the Company’s business depends, and who are responsible for the management, growth and protection of the Company’s business, with incentives to: (a) enter into and remain in the service of the Company, a Company’s subsidiary, or Company’s joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. A total of 2,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The granted shares have no exercise price and constitute a bonus in nature.

The Company’s Board of Directors administers the Plan and, on July 1, 2005, identified 45 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company’s CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees. From the total of 59,850 shares granted to officers, independent members of the Board and employees, 1,250 shares were forfeited prior to the vesting date.

On January 3, 2006, the Company’s Board of Directors identified 29 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 125,000 new shares were granted, out of which 80,000 shares were granted to the Company’s CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees. From the total of 45,000 shares granted to officers, independent members of the Board and employees, 1,100 shares were forfeited prior to the vesting date.

On July 6, 2006, the Company’s Board of Directors identified 60 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 320,000 new shares were granted, out of which 221,250 shares were granted to the Company’s CEO, 68,000 shares to 8 officers and independent members of the Board and the remaining 30,750 shares were granted to 51 employees. From the total of 98,750 shares granted to officers, independent members of the Board and employees, 2,750 shares were forfeited prior to the vesting date.

The “Restricted Stock Agreements” were signed between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

i.
Grants to Company’s CEO. The Company’s CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Company’s CEO. The restrictions lapse on the earlier of (i) one year from the grant date or (ii) termination of the Company’s CEO employment with the Company for any reason.

ii.
Grants to Other Participants. The Participants (officers, independent members of the Board and Company’s employees) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on one year from the grant date conditioned upon the Participant’s continued employment with the Company from the date of the agreement (i.e. July 1, 2005, January 3, 2006, or July 6, 2006) until the date the restrictions lapse (the “restricted period”).

As the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

On the other hand, in the event another Participant’s employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the restricted period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

On July 11, 2007, the Company granted 640,000 restricted shares pursuant to the Plan. Of the 640,000 new shares granted, 340,000 shares were granted to 6 Directors and the remaining 300,000 shares were granted to 2 officers and employees.

The shares will vest proportionally over a period of 4 years in equal installments. The following provisions apply for the following categories: i) Executive Directors: In case of change of control or termination of employment contract shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited; ii) Non-executive Directors: In case of change of control or cease to be a director shares will immediately vest, with the exception of voluntary resignation or cease to be a director for cause, where the shares will be forfeited; iii) Officers and employees: In case of change of control or termination of employment shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited.

The fair value of each share on the grant date was $ 7.99. The fair value of the non-vested shares granted amounted to $ 5,114 and will be recognized as compensation in the consolidated condensed income statements over the four-year vesting period quarterly in sixteen equal installments.

A summary of the status of the Company’s vested and non-vested shares as of September 30, 2007 and movement during the nine months ended September 30, 2007, is presented below:

	Number of non-vested shares	Weighted average grant date fair value per non-vested share
As at January 1, 2007	140,900	$ 8.25
Granted	640,000	$ 7.99
Vested	(139,900)	$ 8.26
Forfeited	(1,000)	$ 6.23
As at September 30, 2007	640,000	$ 7.99

Number of vested shares
As at January 1, 2007	549,850
Non-vested shares granted in 2006, vested during 2007	139,900
As at September 30, 2007	689,750

Effective January 1, 2005, the Company adopted FASB Statement 123(R) to account for share-based payments. As the Company did not have share-based compensation arrangements prior to the date of adoption, all share-based compensation provided to employees (and those provided to non-employee directors for their services as directors) is recognized in accordance with the provisions of Statement 123(R) and classified as Other general and administrative expenses in the consolidated condensed income statement.

The fair value of each share granted on July 1, 2005, January 3, 2006, July 6, 2006 and July 11, 2007 were $ 15.82, $ 12.71, $ 6.23 and $ 7.99, respectively, which are equal to the market value of the Company’s common stock on those dates. The grant date fair values of the vested shares granted to the CEO amounted to $ 3,006, $ 1,017, $ 1,378 and $ 0, respectively and were recognized in full as compensation in the third quarter of 2005, in the first quarter of 2006 and in the third quarter of 2006, respectively, on the grant dates. The grant date fair values of the non-vested shares granted to the remaining Participants, net of forfeitures, amounted to $ 927, $ 558, $ 598 and $ 5,114, respectively and were recognized ratably as compensation in the consolidated condensed income statements over the vesting period, of which $ 1,032 and $ 616 was recognized in the nine-month periods ended September 30, 2006 and 2007, respectively.

The dividends declared on shares granted under the Plan are recognized in the financial statements as a charge to retained earnings, except for the dividends declared on non-vested shares that are forfeited or expected to be forfeited before the end of the vesting period. In that case, dividends declared on such shares are recognized as additional compensation in the consolidated condensed income statement.

Due to the low historical employee turnover, the Company’s management assumes that none of the non-vested shares will be forfeited before the end of the vesting period.

The amount of dividends on the granted shares, recognized as a charge to retained earnings, is presented in the following table:

Type of Shares granted	Quarterly Dividend per share	Special Dividend per share	Total Dividends
			Paid during the nine month period ended September 30, 2006
Vested	0.21	7.50	2,082
Non-vested	0.21	7.50	807

14.    Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends. However, for the purposes of calculating basic earnings per share, such non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Furthermore, dividends declared during the year for non-vested shares are deducted from net income for purposes of calculating net income available to common shareholders in computing basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the year for non-vested shares are not deducted from net income since such calculation assumes that non-vested shares were fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding.

The components of the calculation of basic and diluted earnings per share for the three and nine month periods ended September 30, 2006 and 2007 are as follows:

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007

Net income (loss) as reported:	$(11,394)	$(18,373)	$11,929	$(11,637)

Less: dividends declared during the period for non-vested shares	-	-	(807)	-

Net income (loss) available to common shareholders	$(11,394)	$(18,373)	$11,122	$(11,637)

Weighted average common shares outstanding, basic	32,163,137	36,668,436	29,964,597	33,841,655

Add: dilutive effect of non-vested shares	-	-	31,742	-

Weighted average common shares outstanding, diluted	32,163,137	36,668,436	29,996,339	33,841,655

Earnings (loss) per share, basic and diluted	$(0.35)	$(0.50)	$0.37	$(0.34)

15.    Voyage and Other Vessel Operating Expenses:

The amounts in the accompanying consolidated condensed statements of income are as follows:

Voyage Expenses	Three Months Ended September 30, 2006	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
Port charges	1,928	3,723	8,809	12,182
Bunkers	8,105	9,636	25,479	26,738
Commissions	2,281	1,482	8,086	5,565
Total	12,314	14,841	42,374	44,485

Other Vessel Operating Expenses	Three Months Ended September 30, 2006	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
Crew wages and related costs	6,666	7,047	20,064	20,255
Insurance	1,910	1,511	5,446	4,719
Repairs and maintenance	3,977	4,553	11,529	12,565
Spares and consumable stores	4,653	3,923	12,018	11,210
Taxes	29	28	127	43
Total	17,235	17,062	49,184	48,792

In February 2007, a ballast tanks cleaning process was performed on the Faultless. The vessel resumed operations in March 2007. The Company incurred $2,505 in expenses associated with the cleaning process, which are included in Other vessel operating and voyage expenses for the nine months ended September 30, 2007. These expenses have been partially offset by $ 1,852 of insurance recoveries, out of which $ 1,301 has been received by September 30, 2007 and $ 530 was received in October 2007.

16.    Leases:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee’s option for an extension of ten years. The monthly rent is Euro 120,000 adjusted annually for inflation increase plus 1%. Other general and administrative expenses for the three months and nine months ended September 30, 2006 and 2007, include $ 476, $ 529, $ 791 and $ 1,536, respectively, of office rentals. The annual minimum rentals payable under non-cancelable operating leases after September 30, 2007 through May 1, 2018 before any adjustment for inflation (approximately 3% annually) and annual increase (1%), translated using the exchange rate of $/Euro at September 30, 2007 are:

Year	Amount
2007	510
2008	2,040
2009	2,040
2010	2,040
2011 and thereafter	17,000
23,630

In February 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The agreement was for duration of 9 months ending November 2007. The monthly lease was GBP 5,300, payable monthly in advance. In May 2007, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The previous lease agreement was early terminated and therefore the lease was payable up to August 2007. The new lease agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 20,000, payable quarterly in advance.

17.    Interest and Finance Costs:

The amounts in the accompanying consolidated condensed statements of income are as follows:

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
Interest on long-term debt	4,649	5,343	16,836	12,418
Less: capitalized interest (Note 5)	-	(594)	-	(1,733)
Bank charges	141	178	964	498
Non-qualifying swaps’ fair value change	3,705	2,139	2,018	(864)
Amortization and write-off of financing fees	1,306	283	4,271	515
Total	9,801	7,349	24,089	10,834

18.   Subsequent events:

(a)
New credit facilities: In October 2007, the Company concluded three bank loans bearing interest at LIBOR plus a margin as follows: (i) a bank loan of $ 50,000 to partially finance the acquisition cost of one of the three drybulk vessels the Company entered into agreements to acquire in August 2007 (Note 5). The loan is subject to a fee of $ 175 payable on draw down, (ii) a bank loan of $ 48,000 to partially finance the acquisition cost of one of the three drybulk vessels the Company entered into agreements to acquire in August 2007 (Note 5). The loan is subject to a fee of 0.50% on the loan amount half paid in November 2007 and half payable on the date of signing of loan agreement, (iii) a bank loan of $ 35,000 to partially finance the acquisition cost of three drybulk vessels the Company entered into agreements to acquire in July 2007 (Note 5), to cover the arrangement fees and for general corporate purposes. The loan is subject to a fee of $1,000 which has already been paid upon the first drawdown discussed below. All the above new credit facilities will be drawn upon vessels deliveries, expected between November 2007 and March 2008.  On November 9, 2007, the amount of $12,929, which is part of the $35,000 bank loan discussed above, was drawn to partially finance the acquisition of one of the three drybulk vessels, delivered on November 12, 2007, and to cover the arrangement fees.

(b)
 Interest Rate Derivative Product:  In November 2007, the Company entered into an interest rate derivative product.  Under this agreement, the Company has received an upfront payment of $8,500 and will pay five annual interest payments on a notional amount of $85,000.  Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments will have a minimum floor at 0.00% and a cap at 7.50%.

(c)
 Interest Rate Swap Restructuring: In October 2007, the Company entered into the following interest rate swap restructuring. Under this agreement the Company entered into an overlay swap effectively reversing the Swap (v), discussed in Note 8, and entered into a new swap, in direct continuation.  Under the terms of the new swap, the Company will pay an initial fixed interest rate of 4.45% and will receive a fixed interest rate of 5.25% for a notional amount of $50,000 and for a period of six years. The interest rate that the Company will pay thereafter is subject to the difference between the 10-year swap rate and the 2-year swap rate, as well as the level of the six-months USD LIBOR. The interest rate that the Company will pay is capped at  9.00%.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated:  November 26, 2007                                                                  By:  /s/ Evangelos J.Pistiolis
                                                                 Evangelos J. Pistiolis
                                                               Chief Executive Officer

SK 23116 0001 827773